Exhibit 99.2

Notice Regarding Purchase of Joint Insurance with Nistec Ltd.

The Company wishes to report that the Audit Committee and the Board of Directors of the Company (the “Board”), on April 27, 2014, approved (i) the Company’s engagement with Nistec Ltd., the controlling shareholder of the Company (hereinafter - “Nistec”) in a shared insurance purchase transaction; and (ii) the distribution of costs of a shared insurance consultant (the “Consultant Costs”), as detailed below.

Background

In light of the desire of Nistec and the Company to utilize the economy of scale derived from jointly seeking proposals for various insurance policies for each of the companies, Nistec and the Company together hired the services of an insurance consultant. After receiving proposals from a number of insurance companies, the Company chose the proposal most favorable to the Company.

Distribution of Cost of the Shared Insurance Consultant

The Consultant Costs to the Company and to Nistec together amounted to NIS 36,000, plus VAT, and the portion thereof for which the Company is liable amounts to approximately NIS 30,000 plus VAT (approximately 83%). Nistec is liable for the remaining portion (17%). The portion of the Consultant Costs for which the Company is liable reflects the ratio of the Company’s aggregated premium costs to the aggregated costs of the shared premiums acquired jointly by the Company and Nistec.

Purchase of Additional Insurances

Additionally, with respect to errors and omissions and product liability insurance, it was determined that the costs of obtaining a shared insurance policy with Nistec would be lower than the costs that would be incurred by obtaining independent policies. Accordingly, the Company jointly purchased with Nistec a shared errors and omissions and product liability insurance (the “Shared Policy”).

The portion of the Shared Policy costs for which the Company is liable amounts to 87% (the remaining 13% will be paid by Nistec), which reflects the pro rata distribution of the professional and product liability insurance policy costs incurred separately by the Company and Nistec during the previous year (“Old Policies’ Ratio”). The Audit Committee and the Board compared the portion of the Shared Policy costs for which the Company is liable against the pro rata distribution of the costs that would be incurred if the Company and Nistec each obtained a new and separate professional and product liability insurance policy (“New Policies Ratio”), and it was determined that the New Policies Ratio was higher than the Old Policies’ Ratio. Therefore, the Company chose the lower ratio, which was more beneficial to the Company.

The Audit Committee and the Board approved the distribution of the Consultant Costs and the Shared Policy costs in the aforementioned manner, as an extraordinary transaction which is not subject to shareholders’ approval, in accordance with Section 1(4) of the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5780-2000 (the “Relief Regulations"). In addition, the Audit Committee and the Board determined that the terms set forth in the insurance consultancy transaction and the shared policy that apply to the Company are not materially different from the terms that apply to Nistec as adjusted for their respective parts of the transaction.

In accordance with Section 1C of the Relief Regulations, one shareholder or more holding at least one percent of the issued capital or voting rights in the Company may submit a written objection to the Company not later than fourteen days from the day this report was issued. If such an objection is submitted, the Company will be required to approve the transaction in accordance with the provisions of section 275 of the Israeli Companies Law, 5779-1999.